Nanometrics Incorporated

1550 Buckeye Drive

Milpitas, California 95035

June 29, 2005

VIA EDGAR

United States Securities and Exchange Commission

450 5th Street, N.W.

Washington, DC 20549

Re:	Nanometrics Incorporated
Request to Withdraw Form S-4 Filed on March 28, 2005
as amended by Form S-4/A filed on June 8, 2005 (File No. 333-123630)

Ladies and Gentlemen:

Nanometrics Incorporated, a California corporation (the “Registrant”), respectfully makes application to the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), to withdraw the above captioned Registration Statement, together with all exhibits thereto (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission and no securities have been sold in connection with the offering contemplated in the Registration Statement.

The Registrant is requesting to withdraw the Registration Statement because the registration and sale of the Registrant’s common stock, as contemplated by the Registration Statement, is no longer required as a result of the termination of the merger agreement between the Registrant and August Technology Corporation. Under no circumstances should any other filing by the Registrant with the Commission be withdrawn, unless specifically requested by the Registrant in writing.

If you have any questions regarding this matter, please do not hesitate to contact me at (408) 435-9600 or via e-mail at pnolan@nanometrics.com.

Very truly yours, NANOMETRICS INCORPORATED

/s/ PAUL B. NOLAN
Paul B. Nolan Chief Financial Officer and Vice President

cc:	David Ritenour, Securities and Exchange Commission

Timothy Buchmiller, Securities and Exchange Commission

Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael S. Ringler, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Troy Foster, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation